

Mail Stop 3561

April 20, 2017

Paul M. Rady
Chief Executive Officer
Antero Resources Midstream Management LLC
1615 Wynkoop Street
Denver, CO 80202

> **Re: Antero Resources Midstream Management LLC**
> **Registration Statement on Form S-1**
> **Response Dated April 19, 2017**
> **File No. 333-216975**

Dear Mr. Rady:

We have reviewed your April 19, 2017 response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 67

1. We note the pro forma column of your capitalization table reflects a balance of zero for total equity after the Reorganization. We also note the disclosure in footnote (1) to this table. Throughout your filing where you describe the transactions that will occur in connection with the Reorganization, please make disclosures similar to footnote (1); this footnote appears to be the only location in your filing where you currently disclose that you will distribute all of the Predecessor's cash and reduce its total equity to zero prior to this offering. We believe this is important information to convey to your investors.

Our Cash Distribution Policy and Restrictions on Distributions

Overview of Presentation, page 74

2. In the first paragraph in this section you state that you believe you will be able to pay a quarterly distribution of $0.32 per common share "for each quarter" during the twelve-month period ending June 30, 2018. Please revise to indicate that the $0.32 distribution is for the entire twelve-month period ending June 30, 2018 rather than for each quarter.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Jennifer Thompson for

Mara L. Ransom
Assistant Director
Office of Consumer Products